UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
NMT Medical, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)

629294109
(CUSIP Number)
Glenn J. Krevlin
Glenhill Advisors, LLC
598 Madison Avenue
12th Floor
New York, New York 10022
Tel. (646) 432-0600
With a copy to:
Douglas S. Ellenoff, Esq.
Ellenoff Grossman & Schole, LLP
150 East 42nd Street, 11th Floor
New York, NY 10017
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 9, 2009
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	629294109

1	NAME OF REPORTING PERSON: Glenhill Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,195,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,195,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,264,820

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, HC

CUSIP No.	629294109

1	NAME OF REPORTING PERSON: Glenn J. Krevlin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,264,820

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,264,820

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,264,820

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN, HC

CUSIP No.	629294109

1	NAME OF REPORTING PERSON: Glenhill Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,195,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,195,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,195,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, HC

Item 1. Security and Issuer
     This Schedule 13D relates to shares of common stock, $.001 par value (the “Common Stock”), of NMT Medical, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 27 Wormwood Street, Boston, Massachusetts 02210.
Item 2. Identity and Background
     The names of the persons filing this statement (the “Reporting Persons”) are Glenn J. Krevlin, a citizen of the United States, Glenhill Advisors, LLC, a Delaware limited liability company, and Glenhill Capital Management, LLC, a Delaware limited liability company. Glenn J. Krevlin is the managing member and control person of Glenhill Advisors, LLC. Glenhill Advisors, LLC is the managing member of Glenhill Capital Management, LLC. Glenhill Capital Management, LLC is (1) the general partner and investment advisor of Glenhill Capital LP, a security holder of the Issuer, (2) the sole shareholder of Glenhill Capital Overseas GP, Ltd which is the general partner of Glenhill Capital Overseas Master Fund, LP, a security holder of the Issuer, and (3) managing member of Glenhill Concentrated Long Master Fund, LLC which is a security holder of the Issuer. Glenhill Advisors, LLC and Glenhill Capital Management, LLC are engaged in the business of investment management, and Glenhill Capital LP and Glenhill Capital Overseas Master Fund LP are engaged in the investment and trading of a variety of securities and financial instruments.
     The address of the principal business and principal office of each of the Reporting Persons and the other entities mentioned in the previous paragraph is 598 Madison Avenue, 12th Floor, New York, New York 10022.
     During the last five years, neither of the Reporting Persons nor the other entities mentioned in this Item 2 have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     The Reporting Persons acquired the 1,264,820 shares of Common Stock to which this Statement relates with investment capital held by the entities listed below as follows:
(a)	The total amount of funds used for the purchases of 1,195,000 shares of Common Stock held by the various Glenhill investment funds was $8,613,751. The source of funds for purchases of these shares is the capital of the Investment Funds.

(b)	The total amount of funds used for the purchases of 69,820 shares of Common Stock held by the personally by Glenn Krevlin was $368,250. The source of funds for purchases of these shares is Mr. Krevlin’s personal funds.
     The above amounts of total consideration include any commissions incurred in making of the investments, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4. Purpose of Transaction
     The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.
     Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.
     Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations and potential strategies to increase shareholder value. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer. Attached as Exhibit A is a letter dated April 9, 2009 from Glenn J. Krevlin, on behalf of the Reporting Persons, to the Issuer’s board of directors and to Frank Martin, the Issuer’s interim Chief Executive Officer. The letter urges the Issuer’s board of directors to reconsider its plans to launch a search for a new chief executive officer and to instead designate Mr. Martin as Chairman of the board of directors, and to appoint Richard Davis, the Issuer’s current Chief Operating Officer, as the Issuer’s interim chief executive officer.
     Other than as set forth above, none of the Reporting Persons has any current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer
(a)-(b) The responses to Items 7 — 13 of the cover pages of this Schedule 13D are incorporated herein by reference.
(c) The following are transactions in the Common Stock by the Reporting Persons effected in the last 60 days: All transactions were effectuated in the open market on NASDAQ through a broker.
Transactions made by Glenhill Capital L.P.

Date	Transaction type (Buy/Sell)	Number of Shares	Price per Share

2/27/2009	BUY	53,489	$0.80

Transactions made by Glenhill Capital Overseas Master Fund, LP

Date	Transaction type (Buy/Sell)	Number of Shares	Price per Share

2/27/2009	BUY	35,511	$0.80

Transactions made by Glenhill Concentrated Long Master Fund LLC

		Number of
Date	Transaction type (Buy/Sell)	Shares	Price per Share

3/24/2009	BUY	1,000	0.76
3/24/2009	BUY	750	0.73
3/25/2009	BUY	6,455	0.84
3/25/2009	BUY	4,400	0.86
3/25/2009	BUY	15,860	0.85
3/26/2009	BUY	49,035	0.81
3/26/2009	BUY	22,500	0.85

(d) The Reporting Persons have the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by them.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     None.
Item 7. Material to Be Filed as Exhibits
Exhibit A Letter dated April 9, 2009
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: April 9, 2009
GLENHILL ADVISORS, LLC

	By:	/s/ GLENN J. KREVLIN

Name: Glenn J. Krevlin
Title: Managing Member

/s/ GLENN J. KREVLIN

Name: Glenn J. Krevlin

GLENHILL CAPITAL MANAGEMENT, LLC

	By:	GLENHILL ADVISORS, LLC

Managing Member

	By:	/s/ GLENN J. KREVLIN

Name: Glenn J. Krevlin
Title: Managing Member
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)